UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-32998

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy Services of America Staff 401(k) Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Energy Services of America Corporation
75 West Third Avenue
Huntington, West Virginia 25701

ENERGY SERVICES OF AMERICA
STAFF 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2021 and 2020

With Report of Independent Registered Public Accounting Firm

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 13

Supplemental Schedules

Schedule H, Line 4a ‐ Schedule of Delinquent Participant Contributions	15

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Signature Page	17

Exhibit 23.1 - Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm	18

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
  Energy Services of America Staff 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4a ‐ Schedule of Delinquent Participant Contributions and Schedule H, Line 4i ‐ Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2015.

Pittsburgh, Pennsylvania
June 29, 2022

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020

	2021	2020

Assets
Investments, at fair value	$ 11,359,316	$ 7,176,863
Contributions receivable:
Employee contributions receivable	6,098	50,930
Employer contributions receivable	4,039	29,347
Notes receivable from participants	190,333	134,955
Non-interest bearing cash	—	281
Total assets	11,559,786	7,392,376

Liabilities	—	—

Net assets available for benefits	$ 11,559,786	$ 7,392,376

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSET
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2021

Additions:
Investment income:
Net appreciation in fair value of investments	$ 815,289
Interest and dividends	744,226
Total investment income	1,559,515

Interest income on notes receivable from participants	7,800

Contributions:
Employee contributions, including rollovers	2,262,517
Employer contributions	1,085,383
Total contributions	3,347,900

Total additions	4,915,215

Deductions:
Distributions to participants or beneficiaries	735,136
Fees and expenses	12,669
Total deductions	747,805

Net increase in net assets available for benefits during the year	4,167,410
Net assets available for benefits, beginning of year	7,392,376

Net assets available for benefits, end of year	$ 11,559,786

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - DESCRIPTION OF PLAN
The following brief description of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL - The Plan, formerly known as the C.J. Hughes Construction Company, Inc. Management 401(k) Retirement Plan, was established effective January 1, 1992. Effective November 2009, the Nitro Electric 401(k) Plan was merged into the Plan, and effective January 1, 2010, the Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides retirement benefits to all qualifying employees of Energy Services of America Corporation (Energy Services of America), C.J. Hughes Construction Company, Inc. (C.J. Hughes), Contractors Rental Corporation (Contractors Rental), Nitro Construction Services, Inc. (Nitro), SQP Construction Group, Inc. (SQP) beginning October 1, 2021, and West Virginia Pipeline Acquisition Co. (WV Pipeline) beginning January 1, 2021, collectively referred to as the Employers. Qualifying employees, defined as all employees except those represented through a collective bargaining agreement, non-resident aliens, independent contractors, residents of Puerto Rico, and leased employees, become eligible to participate in the Plan after becoming at least 18 years of age with six months of service, as defined by the Plan. Entry dates are the first day of the plan year quarter coinciding with or next following date eligibility requirements are met. The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance. The Benefits Committee reports to the Board of Directors. The Plan was last amended effective October 1, 2021.
In December 2020, the Employers voted to change third-party administrators. As part of this process, the now former third-party administrator sold all of the holdings of common stock of Energy Services of America Corporation held within the Energy Services of America Unitized Stock Fund over the period of December 24, 2020 through January 6, 2021. The cash proceeds from these sales were held within the Energy Services of America Unitized Stock Fund. Upon the completion of the stock sales, the assets were transferred to the new third-party administrator who, upon receiving the funds, began the process of repurchasing Energy Services of America Corporation stock within the new Energy Services of America Unitized Stock Fund. In February 2021, the Employers elected to make a one-time qualified non-elective contribution (QNEC) of $651,000 to correct for the missed opportunity for investment gains that holders of the trust experienced due to the liquidation by the former third-party administrator. The $651,000 QNEC was the result of a calculation of the difference between of the number of shares of Energy Services of America stock sold at a weighted average price per share of approximately $1.12 and the value of those shares at the February 1, 2021 stock close of $1.92.  The QNEC was deposited into the Energy Services of America Unitized Stock Fund, but participants have the opportunity to reallocate money from this fund to any fund of their choosing. The QNEC is reported as part of employer contributions on the financial statements.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - DESCRIPTION OF PLAN (Continued)
CONTRIBUTIONS - Participants may elect to contribute up to the maximum percentage of compensation, as defined by the Plan, subject to certain dollar limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, and a unitized stock fund, the underlying assets of which consist primarily of Energy Services of America common stock. The Employers may make a discretionary matching contribution. Effective January 1, 2018, the Employers elected a discretionary match of 100% of the first 3% and 50% of the next 3% (up to 6%), not to exceed 4.5% of compensation as defined by the Plan. The Employers have elected to direct the investment of the discretionary matching contribution in a unitized stock fund consisting of Energy Services of America common stock. The Employers may also make a discretionary profit-sharing contribution which would be allocated to qualifying participants using a pro-rata compensation based allocation formula. The Employers made no discretionary profit-sharing contributions during the year ended December 31, 2021.
As of December 31, 2021 and 2020, there were no unallocated employee deferrals, employer match, and loan principal payments. However, there were $6,098, $4,039, and $1,174 of employee deferrals, employer match, and loan payments, respectively, in transit as of December 31, 2021. There were $50,930, $29,347, and $3,685 of employee deferrals, employer match, and loan payments, respectively, in transit as of December 31, 2020.
PARTICIPANT ACCOUNTS - An individual account has been established for each participant into which employee contributions, employer matching and profit sharing contributions, and investment earnings are accumulated. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
VESTING - All participants are 100% vested in their individual account balances derived from elective deferrals and rollover contributions, as well as earnings thereon. Employer matching and discretionary profit-sharing contributions are vested as follows: less than one year of service - 0%; one year of service - 25%, two years of service - 50%, three years of service - 75%, four or more years of service - 100%.
NOTES RECEIVABLE FROM PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may only have three outstanding loan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates of Wall Street Prime plus 2%. Principal and interest is paid ratably at least bi-weekly through payroll deductions. Interest rates ranged from 4.25% to 5.75% at December 31, 2021.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - DESCRIPTION OF PLAN (Continued)
PAYMENT OF BENEFITS - In accordance with the Plan document, distribution of benefits upon the retirement, death, disability or termination of a participant, when requested, shall be made in the form of a lump-sum cash payment equal to the value of the participant’s vested interest in his or her account, or partial payments. Balances of $5,000 or less have an automatic lump-sum cash payment. In addition, certain in-service withdrawals are permitted.
FORFEITED ACCOUNTS - At December 31, 2021 and 2020, forfeited non-vested accounts totaled $1,824 and $9,357, respectively. Forfeited accounts are used to reduce the Employers’ contributions or to pay administrative expenses of the Plan. During the year ended December 31, 2021, the Plan used $11,849 of forfeitures to pay expenses.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
NOTES RECEIVABLE FROM PARTICIPANTS - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

BENEFIT PAYMENTS - Benefit payments are recorded when paid.
ADMINISTRATIVE EXPENSES - Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution processing, and recordkeeping expenses for specific investments are charged directly to the participant’s account and are included in administrative expenses. All other investment related expenses are included in net appreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Topic 820, Fair Value Measurement, are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Unitized Stock Fund: Consists of Energy Service of America common stock and cash held in money market funds. The underlying assets are valued using the closing price reported on the over-the-counter market on which Energy Service of America common stock is traded, and the quoted redemption price and recent transaction prices, with no discounts for credit quality or liquidity restrictions, for money market funds.
Collective investment trust – capital preservation fund: A capital preservation fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
Collective investment trust – government obligation: Seeks current income consistent with stability of principal by investing in a portfolio of U.S. Treasury and government securities maturing in 397 days or less and repurchase agreements collateralized fully by U.S. Treasury and government securities. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021, and 2020. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Fair Value at December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 8,623,217	$ —	$ —	$ 8,623,217
Unitized stock fund	1,688,560	—	—	1,688,560
	10,311,777	—	—	10,311,777
Investments measured at NAV (a)
Collective investment trusts	—	—	—	1,047,539

Investments at fair value	$ 10,311,777	$ —	$ —	$ 11,359,316

	Fair Value at December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 5,346,646	$ —	$ —	$ 5,346,646
Unitized stock fund	862,736	—	—	862,736
	6,209,382	—	—	6,209,382
Investments measured at NAV (a)
Collective investment trusts	—	—	—	967,481

Investments at fair value	$ 6,209,382	$ —	$ —	$ 7,176,863

(a)
In accordance with FASB Topic 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)
INVESTMENTS MEASURED USING NAV PER SHARE AS PRACTICAL EXPEDIENT
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2021, and 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Redemption
				Frequency	Redemption
			Unfunded	(If Currently	Notice
	Fair Value		Commitments	Eligible)	Period
	2021	2020		2021 and 2020

Collective investment trusts	$ 1,047,539	$ 967,481	n/a	Daily	12 months

NOTE 4 - TAX STATUS
The Internal Revenue Service has determined by a letter dated March 31, 2014, that the volume submitter plan and related trust are designed in accordance with applicable sections of the IRC. Although the volume submitter plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 5 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Effective January 1, 2015, the Employers have elected to invest the Company's matching contributions in a unitized stock fund which holds primarily Energy Services of America common stock. The Plan held 115,090 and 130,916 shares of Energy Services of America common stock, or $1,688,560 and $862,736 in Energy Services of America common stock at December 31, 2021 and 2020, respectively. There were no dividends received on the Company’s common stock during 2021. During 2021, the Plan purchased 157,888 shares of Energy Services of America common stock for an aggregate cost of $1,580,735 and sold 42,798 shares of Energy Services of America common stock for proceeds of $451,063. In addition, participants may elect to direct the investment of other contributions, including their deferrals, to be invested in the unitized stock fund. Accordingly, these are related-party transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. In addition, the Employers pay directly any other fees related to the Plan’s operation and perform various administrative functions at no cost to the Plan. Notes receivable from participants also qualify as exempt party-in-interest transactions.

NOTE 6 - PLAN TERMINATION
Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. There are currently no plans to terminate the Plan.

NOTE 7 - RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2021, the Company did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $38,475, are expected to be corrected outside of the Department of Labor Voluntary Fiduciary Correction Program in 2022. Additionally, the Company is required to compensate participants for lost earnings resulting from the delay in these participant contributions and loan repayments which occurred as part of the corrective action.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 9 - SUBSEQUENT EVENTS
On March 23, 2022, the Energy Services of America common stock began trading on the Nasdaq Capital Market operated by The Nasdaq Stock Market, LLC under the symbol "ESOA".
On April 29, 2022, Energy Services of America completed the acquisition of Tri-State Paving & Sealcoat, LLC ("Tri-State Paving"), a West Virginia corporation located in Hurricane, WV. As a result certain employees of the former Tri-State Paving are expected to become eligible to participate under the Plan in 2022.

SUPPLEMENTAL SCHEDULES

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2021

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included	Contributions Not Fully Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to the Plan for the Year Ended December 31, 2021	x	$ 38,475	$ —	$ —	$ —

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Mutual Funds
	Vanguard	Growth Index Fund Admiral Shares	**	$ 1,299,042
	Vanguard	Retirement Target 2030	**	1,197,306
	Vanguard	Retirement Target 2040	**	1,030,989
	Vanguard	Retirement Target Income	**	699,451
	Vanguard	Retirement Target 2020	**	612,383
	Vanguard	500 Index Fund Admiral Class	**	490,228
	Vanguard	High-Yield Corporate Fund Admiral Shares	**	280,412
	Vanguard	High Dividend Yield Index Fund Admiral	**	272,529
	The Hartford	MidCap Fund Class R6	**	263,620
	Vanguard	Small-Cap Index Fund Admiral Shares	**	256,351
	T. Rowe Price	U.S. Small-Cap Growth Equity Fund	**	253,333
	Harbor	International Fund Institutional Class	**	236,848
	Vanguard	Mid-Cap Index Fund Admiral Shares	**	223,613
	Harding Loevner	Emerging Markets Portfolio Advisor Class	**	216,253
	Vanguard	Retirement Target 2050	**	211,112
	Vanguard	Retirement Target 2045	**	185,060
	Vanguard	Mid-Cap Value Index Fund Admiral Shares	**	181,070
	Vanguard	Retirement Target 2035	**	166,391
	DFA	U.S. Targeted Value Portfolio Institutional Class	**	129,933
	Baird	Aggregate Bond Fund Class Institutional	**	119,708
	Vanguard	Retirement Target 2060	**	113,196
	Vanguard	Retirement Target 2025	**	72,247
	Vanguard	Inflation-Protected Securities Fund	**	50,447
	DFA	Intermediate Government Fixed Income Portfolio Institutional Class		24,980
	DFA	Real Estate Securities Portfolio Institutional Class	**	23,425
	Vanguard	Retirement Target 2055	**	13,290
				8,623,217

	Collective Investment Trust
	Federated	Government Obligation	**	1,824
	Federated	Capital Preservation Fund (R6)	**	1,045,715
				1,047,539

	Unitized Stock Fund
*	Energy Services of America	Unitized Stock Fund	**	1,688,560

				11,359,316
	Notes receivable from participants
*	Participants Loans	4.25-5.75%; maturing from 2022 to 2026	N/A	190,333

				$ 11,549,649

* Indicates a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN

Date: June 29, 2022	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Baker Tilly US, LLP